

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 4561

December 23, 2008

*By U.S. Mail and facsimile to (509)526-8873*

Lloyd W. Baker
Executive Vice President and Chief Financial Officer
Banner Corporation
10 South First Avenue
Walla Walla, WA 99362

> **Re:   Banner Corporation**
> **File No. 0-26584**
> **Form 10-K for the period ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, June 30 and September 30, 2008**

Dear Mr. Baker:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to our comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us drafts of your proposed revisions to your future filings in response to our comments. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Business, page 4

Lending Activities, page 5

1.     We note your disclosures that you have developed a variety of floating or adjustable interest rate loan products that correlate to your cost of funds and that floating or adjustable rate loans comprise approximately 64% of loans due after

December 31, 2007.  Please tell us and revise future filings to provide a robust discussion of your underwriting policies and procedures on all significant loan products, to include levels of loan documentation, FICO scores, interest rate reset characteristics, whether floating or adjustable rate loans are underwritten at fully indexed interest rate and whether or not you have loan products that offer payment options.

2.      We note the use of the terms "generally" and "usually" in discussing loan terms such a loan to value ratios and private mortgage insurance requirements.  Please tell us and revise future filings to more definitively quantify the amounts of loans that exceed general and usual terms, including a discussion of how management determines when to extend those loans.

3.      To the extent you do not underwrite floating and adjustable rate loans at full indexed interest rates, please tell us and revise future filings to discuss how you monitor and access credit risk on these loan products.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 28

4.      Please revise this section to provide and expanded discussion of why management believes the policies disclosed are critical to its business.  Please include a discussion that indentifies and describes the following:

- the critical accounting estimate;

- the methodology used in determining the critical accounting estimate;

- any underlying assumption that is about highly uncertain matters and any other underlying assumption that is material;

- any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

- if applicable, why different estimates that would have had a material impact on the company's financial presentation could have been used in the current period; and

- if applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;

- an explanation of the significance of the accounting estimate to the company's financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the company's financial statements affected by the accounting estimate;

- a quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

- a quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

- a statement of whether or not the company's senior management has discussed the development and selection of the accounting estimate, and the MD&A disclosure regarding it, with the audit committee of the company's board of directors;

- if the company operates in more than one segment, an identification of the segments of the company's business the accounting estimate affects; and

- a discussion of the accounting estimate on a segment basis, to the extent that a failure to present that information would result in an omission that renders the disclosure materially misleading.

Non-Performing Assets, page 41

5.  We note the approximately 314% increase of non-performing loans to total loans, the approximately 43% decrease in the allowance for loan losses to non-performing loans, the approximately 158% increase in charge-offs and the approximately 334% increase in net charge-offs at December 31, 2007.  Please tell us and revise future filings to provide a detailed discussion of how management considered these trends in determining the adequacy of the allowance for loan losses at December 31, 2007.  Noting similar deteriorating ratios in each quarter ended in 2008, please also discuss each quarter ended in 2008 in your response to this comment.

Financial Statements, beginning on page 64

General

6.  We note the transfer of available for sale securities to held to maturity as reflected in the  statements of financial condition and changes in stockholders' equity.  Please tell us and revise future filings to disclose the nature of these transfers and to quantify the amounts of securities transferred.

Item 11. Executive Compensation

Related Party Transactions, page 9 of DEF 14A

7.      In the future, please provide the information required by Item 404(b) of
        Regulation S-K regarding the policies and procedures for the review, approval, or
        ratification of related-party transactions.

Compensation Discussion and Analysis, page 12 of DEF 14A

8.      It is unclear how the determination was made to grant equity awards, including
        stock and options, during the prior fiscal year.  Where such awards are made in
        the future, please explain how the committee determined to make the awards.
        Refer to Item 402(b)(1)(v) and (2)(iv) of Regulation S-K.

9.      In the future, please identify the peer group of nine northwest banks identified by
        the Compensation Committee used by Watson Wyatt.  Refer to Item
        402(b)(2)(xix) of Regulation S-K.

10.     Please advise the staff as to how you determined that the amounts payable under
        the incentive compensation program are not considered non-equity incentive plan
        compensation.

11.     In the future, please disclose what elements of company and individual
        performance were achieved that led to the payment of specific forms of
        compensation.  For example, describe how loan and deposit growth factored into
        the committee's decision to grant bonus payments under the incentive
        compensation program.  Refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K.

12.     Please confirm that in future filings you will disclose the performance targets used
        to establish compensation.  Refer to Item 402(b)(v) of Regulation S-K.  In
        addition, describe the analysis of how actual results compared to the targets and
        the resulting bonus awards.  If you believe that disclosure of these goals is not
        required because disclosure would result in competitive harm such that the
        information could be excluded under Instruction 4 to Item 402(b) of Regulation S-
        K, please provide a detailed explanation supporting your conclusion.  We remind
        you that when performance targets would result in competitive harm, you must
        discuss how difficult it will be for the executive, or how likely it will be for the
        company, to achieve undisclosed target levels or other factors.

Exhibits

13.     In the future, exhibits should be separately filed and tagged on EDGAR as
        exhibits, and not appended to the body of the reports.

Form 10-Q for the Period Ended June 30, 2008

Financial Statements, beginning on page 3

14.     Considering the significant effects of loans, the allowance for loan losses and associated credit disclosures (i.e., non-performing loans), please revise future filings on Form 10-Q to include disclosure of these items in the footnotes to your financial statements.

Note 6: Goodwill and Other Intangibles, page 15

15.     Please tell us and revise future filings disclose why you did not perform an impairment analysis on goodwill and intangible assets at March 31, 2008, since that is when the triggering events for such analyses appeared to have occurred.

16.     Please tell us and revise future filings to disclose in detail the significant attributes of management's goodwill impairment analysis, including how you determined the fair value of the company and how the amount of the impairment recorded was measured.  Specifically address how the amount of the impairment compared to the difference in your market capitalization and your book value.  It may be helpful to provide us a copy of your analysis.  Also, tell us and revise future filings to disclose whether or not you reconsidered goodwill for impairment at September 30, 2008 and how your decision reflected the continued decline in your market capitalization at that date.

17.     Please tell us and revise future filings to clarify if you performed an impairment analysis of your core deposit intangibles under paragraph 8 of 144 at June 30, 2008 and, if not, why not.

Non-GAAP Measurements, page 24

18.     Please tell us and revise to provide a significantly expanded discussion of why you think these measures are relevant and how your non-GAAP disclosure complies with Item 10(e) of Regulation S-K.  We note that the fair value adjustments are recurring in nature.  Therefore, it appears that the effects those adjustments and a one time goodwill impairment on operations can easily be discussed within the context of a GAAP based MD&A, not by "excluding" amounts from your discussions of the results operations but, rather, by quantifying their effects on operations.

19.     To the extent you continue to present these measures in future filings, reconcile each non-GAAP operating performance measure to its GAAP equivalent and discuss why each measure is meaningful.  Also, it is not appropriate to present non-GAAP based EPS, adjusted for items of a recurring nature.  Please provide us drafts of your intended revisions to future filings.

Lloyd W. Baker
Banner Corporation
December 23, 2008
Page 6

* * * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provide us drafts of your proposed revisions to future filings and any requested supplemental information. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline, Staff Accountant, at (202) 551-6851 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3698 with any other questions.

Sincerely,


Mark Webb
Legal Branch Chief